SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Minutes of the 111th Board of Directors’ Meeting” dated on December 23, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Minutes of the 111th Board of Directors’ Meeting

December 23, 2004 (01 page)

For more information, please contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; December 23, 2004) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 111th Board of Directors’ meeting held on December 16, 2004:

1. DATE, TIME AND PLACE OF THE MEETING: December 19, 2004, at 11:30 São Paulo time, at the Company’s headquarters located at Rua Martiniano de Carvalho #851 in the Capital of the State of São Paulo.

2. MEETING BOARD COMPOSITION: Fernando Xavier Ferreira – President of the Board of Directors and José Maria Alvarez-Pallete López – Vice President of the Board of Directors.

3. INSTALLATION: The meeting began with the presence of the undersigned Board Members and once the legal “quorum” to proceed with the meeting was verified.

4. DELIBERATIONS: Ratification of executive’s investiture. Once the legal requirements were complied, the investiture held on October 28, 2004 for the position of Vice-President of Administration and Finance and Investor Relations Officer of Mr. Pedro Lucas Antón Lázaro, Spanish, married, with studies of engineering, holder of Spanish Passport #AA123886, holder of identity card RNE #V281273K, with CPF/MF #221.056.008-08, resident in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP was ratified. Mr. Pedro Lucas Antón Lázaro was elected for the aforementioned position by the Company’s Board of Directors on July 19, 2004. Therefore, Mr. Stael Prata Silva Filho, Executive Vice-President of Strategic Planning, has not been holding the position of Vice-President of Administration and Finance and Investor Relations Officer since October 28, 2004.

At the end of the meeting, as there were no more subjects to be discussed, this minute was prepared as a summary of the events by the Secretary of the Board, and was approved and signed by the members of the Board of Directors and will henceforth be contained in the meeting log. São Paulo, December 16, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: December 23, 2004.	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director